Meridian Gold Inc. 9670 Gateway Drive, Suite 200 Reno, Nevada 89521 Phone: (800) 557-4699 (775) 850-3777 Fax: (775) 850-3733

MERIDIAN GOLD ANNOUNCES FOURTH QUARTER 2004 RESULTS
 (All dollar amounts in U.S. currency)

February 23, 2005

Meridian Gold Inc. is pleased to announce results for the quarter and twelve months ended December 31, 2004. Meridian continues its commitment to its strategy of organic exploration growth, with a focus on returns and a dedication to responsible mining.

HIGHLIGHTS:

Financial and Operations

•	Net earnings of $7.5 million, or $0.08 per share

•	No hedging — closed out the silver contracts, which reduced net earnings by $3.3 million or $0.03 per share on a one-time basis

•	Gold production of 77,200 ounces at a cash cost of $56 per ounce

•	Operating cash flows of $16.0 million for the quarter increased cash and short-term investments balances to $232 million, including restricted cash

•	Record mill throughput at El Penon reaches 2,371 tonnes per day, a 16% increase over the prior year quarter

Exploration

•	Two new mineralized structures, named Sorpresa and Providencia, discovered at El Penon

•	Mill expansion at El Penon underway

•	Proven and probable reserves at El Penon increased to 2.0 million ounces of gold and 54.5 million ounces of silver

•	Total mineralized material at El Penon (reserves plus measured and indicated resources) increased to 2.7 million ounces of gold and 75.9 million ounces of silver (excluding inferred resources and Fortuna discovery), mainly as a result of the new Dorada discovery

Environmental and Safety

•	The El Peñón mine successfully completed the audit of the environmental management system for the final phase of ISO 14001 certification

•	El Peñón continued its excellent safety performance by completing its second consecutive year with zero lost time accidents

“This quarter was a strong finish to an outstanding 2004, a year which featured momentum and reinvestment.” commented Brian Kennedy, Meridian Gold’s President and Chief Executive Officer. “Our performance continues to differentiate us, with organic exploration success, exceptionally low cash operating costs, and superior returns. All of the above will contribute to dependable, sustainable growth in the years to come. I am also very proud of our team at El Peñón for their efforts to obtain ISO 14001 certification, which is being completed in record time. Our exploration team has delivered tremendous value with this year’s discoveries, and we’re excited to begin this year’s underground exploration effort at Dorada. In 2005, we will remain focused on our organic growth strategy which, I believe, is the best way to create long-term shareholder value.”

MANAGEMENT’S DISCUSSION AND ANALYSIS
The following discussion is limited to matters that, in the opinion of Meridian Gold Inc. (“Meridian Gold”, “Meridian” or the “Company”), are material, and represents management’s knowledge through the date of this press release.

EXPLORATION

2004 Year-End Reserves and Resources
Proven and probable reserves at El Peñón increased by 16% to 2,041,000 ounces of gold and by 60% to 54,534,000 ounces of silver, reflecting the first phase of drilling the new Dorada discovery made in 2004.

The following year-end reserve and resource estimates do not include the new Fortuna ore body that was discovered at El Penon during the second half of 2004. Gold and silver per ounce prices assumed for calculating reserves and resources were $350 and $6.00 for El Penon and $325 and $5.00 for Esquel, respectively. Reserves are less than 2% sensitive to a $25 per ounce change in the gold price. Reserves and resources at Rossi and Esquel remain unchanged from the previous year.

	Tonnes	Grade		Contained Ounces
		Gold	Silver	Gold	Silver
	(MM)	(g/tonne)	(g/tonne)	(K Ozs)	(K Ozs)

Proven and Probable
El Peñón	7.9	8.0	214	2,041	54,534
Esquel	7.5	9.7	16	2,315	3,716

Total Proven and Probable Reserves	15.4			4,355	58,250
Measured and Indicated Resources
El Peñón	2.6	8.2	261	675	21,401
Esquel	3.0	3.5	7	346	687
Rossi (40% share)	0.2	15.4	—	109	—

Total Measured and Ind. Resources	5.8			1,130	22,088
Inferred Resources
El Peñón	1.2	8.3	322	323	12,517
Esquel	2.9	4.7	11	434	1,045
Rossi (40% share)	0.3	12.9	—	133	—

Total Inferred Resources	4.4			890	13,562

     A resource estimate for Dorada was completed in 2004, which was based on the first phase of drilling from the surface and was the basis of the reserve determination. The Dorada reserve and resource is broken out below:

	Tonnes	Grade		Contained Ounces
		Gold	Silver	Gold	Silver
Dorada	(MM)	(g/tonne)	(g/tonne)	(K Ozs)	(K Ozs)

Proven and Probable Reserves	1,283	7.51	456.3	310	18,821
Other Resources:
Measured and indicated	668	6.98	459.2	150	9,863
Inferred	535	8.31	322.1	142	7,470

Within the resource estimation, Meridian limited the influence of the high-grade gold and silver values. In addition, mining dilution was factored into the proven and probable reserves.

The Dorada vein system was drill tested in 2004 along a known 1.7 km strike extent principally between the 1500 m and 1800 m elevation. The structure ranges between 80 meters and 250 meters in vertical extent, dips 60° to 70° easterly and remains open to the south and locally down dip. The structure is believed to connect to the Cerro Martillo system 200 meters to the north.

2005 Exploration Program at El Penon
Initial exploration will focus on the following four high-priority targets:

1.	Veta Sorpresa: During the fourth quarter, the underground drift from Quebrada Colorada to Dorada cut a new vein, named Veta Sorpresa, about 200 meters to the east of Quebrada Colorada. To date, surface and underground drilling and drifting along strike of the vein has identified the Sorpresa vein over a strike length of 300 meters and a dip length of 120 meters:

Hole	Intercept Width (m)	Au (g/tonne)	Ag (g/tonne)
QS001	1.12	8.7	409
QS002	4.0	5.4	172
QS004	2.04	22.8	298
QS005	0.96	22.0	354
QS006	0.80	3.5	116
QS008	1.79	8.7	247

Channel samples collected in the north and south drifts across the width of the vein averaged 0.9 meters at 14.45 g/tonne gold and 449 g/tonne silver. Sorpresa remains open in all directions and will be drill tested from surface and underground based platforms.

2.	Providencia: At the end of the year, Meridian drilled two holes into a second new vein structure that lies midway between Quebrada Colorada and Dorada. The first hole PX570 intersected 10 meters of

4.1 g/tonne gold and 243 g/tonne silver. The second hole PX571 intersected 2 meters of 9.8 g/tonne gold and 579 g/tonne silver, more than 100 meters below the first hole. Exploration drilling in 2005 will attempt to extend these intercepts to the north and south.

3.	Dorada: Drill testing to connect the Dorada and Cerro Martillo systems as visualized in computer program modeling will kick off the 2005 exploration campaign at El Peñón. Exploration drilling will then focus on extending Dorada to the south, where drill hole PX574 intersected 6 meters of 4.1 g/tonne gold and 301 g/tonne silver late in the fourth quarter. This drill hole was completed 500 meters to the south and on strike with the then southern most intercept in Dorada.

4.	Fortuna and west El Penon: During the fourth quarter, exploration efforts included a localized infill drill program to test the continuity of the Fortuna Vein and drilling of step-out holes to the north with favorable results. Quartz veins that outcrop west of and trend parallel to the Fortuna Vein returned favorable results in three drill holes. Exploration in early 2005 will concentrate on extending these structures along strike and will test geophysical anomalies as they are developed. The Fortuna Vein remains open along strike and locally down dip. Significant results exceeding a 3.9 g/tonne AuEq grade are shown in the table below:

	From	To	Intercept	Gold	Silver
Drill Hole	(m)	(m)	(m)	(g/tonne)	(g/tonne)

DT032	64	66	2	5.8	284
DT033	82	88	6	8.1	366
DT046	182	184	2	19.0	1,080
DT049	122	124	2	21.8	648
DT051	179	182	3	0.2	370
DT052	101	105	4	2.5	773
DT055	84	86	2	11.4	69
DT056	131	152	21	21.5	1,092
DT061	98	101	3	11.5	532
DT065	31	34	3	5.3	234
DT066	44	50	6	27.6	1,035
DT067	68	71	3	9.4	672
DT068	100	104	4	55.8	4,205
DT069	109	115	6	21.3	836
DT071	157	160	3	7.6	698
DT072	83	89	6	24.6	1,399
DT074	74	76	2	12.2	363
DT076	157	170	13	5.8	552
DT077	142	147	5	17.2	496
DT080	184	188	4	8.4	602
DT084	98	102	4	3.6	585

All the drill holes for the Fortuna Vein are plotted on the long-section shown on Meridian’s website (www.meridiangold.com). The Fortuna Vein is a portion of the Angelina Property that is being explored under a Joint Venture agreement between Minera Meridian Ltda, a wholly-owned subsidiary of Meridian Gold Inc.

and Gold Fields Chile Ltda, a wholly-owned subsidiary of Gold Fields Ltd. Under the terms of the joint venture agreement, Meridian has the right to earn a 60% interest in the property by spending $1.25 million on exploration over a four-year period. Once this exploration expenditure is met, Meridian has the right to increase its ownership in the property to 80% by paying an additional $1 million, or by contributing some mining claims controlled by Meridian to the joint venture company, at Gold Fields’ election.

Meridian also acquired ground which lies between El Peñón and the Fortuna Vein in the first quarter of 2004. This additional property will be mapped and sampled with select geophysical data acquired in an effort to develop drill targets that may expand and connect the two mineral systems.

Other Exploration
During the quarter, Meridian advised Freegold Ventures Ltd. that it would not exercise its option to earn a 70% interest in the Golden Summit project located near Fairbanks, Alaska, as this project did not meet all of Meridian’s criteria.

Qualified Persons
The reserves and resources of El            Peñón and Esquel were prepared under the supervision of Greg Walker, an employee of Meridian, and have been audited by Robin Young of Western Services Engineering Inc., who are qualified persons as defined in National Instrument 43-101 of the Canadian Securities Administrators. The reserves and resources of Rossi were prepared under the supervision of Robert Wheatley, an employee of Meridian, who is a qualified person as defined in National Instrument 43-101.

William H. Wulftange, P. Geo., Chief Geologist at the El Peñón mine, has supervised the preparation of the technical data contained under the title “2005 Exploration Program at El Penon” within this release and serves as the “Qualified Person” as defined by National Instrument 43-101.

OPERATIONS

El Peñón
During the fourth quarter of 2004, El Peñón continued to deliver low-cost, profitable results that fuel the cash flows of the Company. The mine produced 77,200 ounces of gold and 1.2 million ounces of silver at a cash cost of $56 per gold ounce versus 77,500 ounces of gold and 1.1 million ounces of silver at a cash cost of $63 per gold ounce during the fourth quarter in 2003. Total production costs including depreciation, depletion, amortization and reclamation were $122 per gold ounce for the quarter, compared to $120 per gold ounce in the fourth quarter of 2003.

The underground mine produced 139,600 tonnes of ore at average grades of 15.6 g/tonne of gold and 225 g/tonne of silver. Open pit operations produced 67,500 tonnes of ore at average gold and silver grades of 4.1 g/tonne and 151 g/tonne, respectively.

The two access tunnels to the newly discovered Dorada Vein are progressing ahead of schedule and anticipated to cross Dorada mid-2005. The decline from the existing underground haulage tunnel at Quebrada Colorada is 54% complete and the decline from surface at Cerro Martillo is 80% complete.

For the fifth consecutive quarter, the mill processed ore above designed capacity of 2,000 tonnes per day, averaging a record 2,371 tonnes per day for the fourth quarter of 2004. This represents an increase of 16% over the prior year. Average mill head grade was 11.4 g/tonne of gold and 183 g/tonne of silver versus 13.2 g/tonne of gold and 191 g/tonne of silver in the fourth quarter of 2003.

During 2005, Meridian will initiate construction to sustain its current mill throughput at 2,400 tonnes per day and develop an engineering study at El Penon to determine the optimal mill expansion. Proven and probable reserve tonnage has increased 75% since the initial Feasibility Study was completed in 1998, when the mill was designed for 2,000 tonnes per day. The proposed new mill expansion will try to maximize annual production subject to maintaining a reasonable mine life and ensuring the production rate does not exceed the discovery rate. Better exploration definition of newly discovered ore zones during 2005 will be important in determining the appropriate sizing of the facility. Our ability to incrementally increase our existing El Penon mill throughput inexpensively provides significant flexibility within our growing mineral resources in nearby areas.

Given the results we achieved this year with the Dorada and Fortuna discoveries, we have initiated the process of expanding our land position as we identify additional areas of interest with the latest geological insights gained. As of the date of this release, the contiguous El Peñón property consists of nearly 750 square kilometers of land, largely unexplored for high-grade veins. This represents an 81% increase in land position since mid-2003 and includes the 78 square kilometer Joint Venture. Exploration remains a key focus at this property and our exploration model is continuously evolving and improving.

Beartrack
Beartrack produced 106 ounces of gold in the fourth quarter of 2004 from residual drain-down of the existing heap leach pad during reclamation, compared to 543 ounces in the fourth quarter of 2003.

FINANCIAL RESULTS
Fourth Quarter 2004 vs. Fourth Quarter 2003
Meridian Gold reported net earnings for the three months ended December 31, 2004 of $7.5 million ($0.08 per share) compared to $10.3 million ($0.10 per share) in the same period of 2003. This decrease is due to a $3.3 million loss on the financial settlement of silver contracts recorded in the fourth quarter of 2004 and a $2.9 gain on the sale of Queenstake Resources Ltd. shares in the fourth quarter of 2003 offset in part by the benefits received from an increase in gold and silver prices. Operating cash flows totaled $16.0 million during the quarter, increasing cash and short-term investments to $232 million, including restricted cash.

Sales revenue of $32.8 million increased $2.4 million, or 8%, over the fourth quarter of 2003 due to higher realized gold prices. The average realized gold price increased 9%, from $399 per ounce in the fourth quarter of 2003 to $435 per ounce in the fourth quarter of 2004.

Cost of sales decreased $0.7 million (13%) due to lower cash operating cost per ounce quarter-over-quarter primarily resulting from more silver ounces and from higher silver prices being applied as silver credits. The Company produced gold at $56 cash cost per gold ounce in the current quarter compared to $63 per ounce in the same period of 2003.

Other income (expense) in the fourth quarter of 2004 of ($2.9) decreased by $5.6 million compared to the fourth quarter of the previous year. This decrease was due to a one-time gain of $2.9 million that was reported in the fourth quarter of 2003 from the sale of our Queenstake Resources Ltd. shares. These shares were obtained as part of the sales agreement of the Jerritt Canyon Joint Venture interest in 2003. In the fourth quarter of 2004, we recorded a one-time expense of $3.3 million related to the settlement of all of our remaining silver contracts. The Company now has full exposure to the changing price of silver. At year-end, Meridian had nearly 55 million ounces of silver in reserves. These ounces are treated as a by-product of the Company’s gold production and as a reduction to operating costs.

Operating margins increased slightly from 41% in the fourth quarter of 2003 to 47% in the fourth quarter of 2004 as a result of higher revenues and lower operating costs. Net margins decreased from 34% in the fourth quarter of 2003 to 23% in the fourth quarter of 2004 due to the gain on the sale of the Queenstake shares reported in 2003 and to the one-time expense related to the settlement of the silver contracts in 2004.

We reported a $5.9 million tax expense for the fourth quarter of 2004 compared to $5.1 million in the fourth quarter of the previous year. During the quarter, we paid $4.7 million in cash taxes.

Year to Date 2004 vs. Year to Date 2003
For the year ended December 31, 2004, Meridian Gold reported net earnings of $36.6 million ($0.37 per share) compared to $34.4 million ($0.35 per share) in 2003. This increase is due to a combination of higher realized gold prices (12%) and lower net operating costs per ounce, offset by fewer ounces sold due to the sale of the Jerritt Canyon Joint Venture property on June 30, 2003 (see note 5 of the interim consolidated financial statements), higher exploration expense (an increase of 22%) and a one-time adjustment to other expense for $3.3 million for the settlement of silver contracts.

Sales revenue decreased 4% to $127.1 million versus $132.6 million in 2003, primarily from the sale of the Jerritt Canyon Joint Venture property (which contributed $15.8 million in revenues in the first six months of 2003 until it was sold in June 2003). This was offset by higher average realized gold prices, which increased to $412 per ounce for the year versus $367 per ounce in 2003.

In 2004, operating and net margins increased to 50% and 29%, respectively, compared to 40% and 26% for 2003. These improvements are due to a combination of higher gold prices and lower cash operating costs.

Exploration expense increased 22% in 2004 to $19.5 million versus $16.0 million in 2003. Prospecting or “green fields” exploration continues to be the focal point of our growth strategy and is a Meridian core competency that we are continuing to leverage in 2005.

We reported a $27.0 million tax expense in 2004, compared to $24.9 million in 2003. Year to date, we have paid $14.9 million in cash taxes.

As a result of our unhedged gold strategy and excellent mine cost controls, we have reflected the 12% rise in gold price directly to the bottom line, which translates to higher earnings, higher cash flows and higher exploration re-investments, which are providing superior returns.

ENVIRONMENTAL AND SAFETY

El Peñón
During the quarter, El Peñón successfully completed the final audit for ISO 14001 certification. The process was completed in record time of less than one year. ISO 14001 certification confirms that an operation’s comprehensive environmental management system meets specific requirements from planning, documentation and performance measurement to continuous improvement and reporting.

El Peñón also continues to demonstrate excellence in safety and reaffirms its status as one of the safest mines in Chile. The mine completed the year with zero lost time accidents for Meridian employees.

Esquel
The Esquel project remains paused, while we continue to work with the local community to gain their support to develop this mine. Our efforts are focused on understanding and addressing their concerns about the project, and evaluating project design alternatives. An integral part of the process includes keeping open communication with regard to responsible mining and the merits of the project.

LOOKING AHEAD

For 2005, we expect to produce approximately 300,000 ounces of gold from El Peñón at a cash cost of approximately $50 — $60 per ounce.

Liquidity
Our cash balances, including restricted cash and short-term investments, increased to $232 million during the fourth quarter of 2004 due to strong cash flows fueled by higher gold prices and consistent operating performance at El Peñón. Working capital increased during the year from $171.2 million at December 31, 2003 to $215.3 million at December 31, 2004, primarily due to the growth in cash and short-term investment balances.

Cash to meet the Company’s operating needs, to finance capital expenditures and to fund exploration activities during the quarter was provided from operations and from existing cash reserves. Cash provided by operating activities decreased to $16.0 million in the fourth quarter of 2004 versus $24.7 million in the fourth quarter of 2003. This is due to a combination of lower net earnings ($2.8 million) and fluctuations in various balance sheet accounts.

Capital Resources
Anticipated cash requirements for 2005 include approximately $20 million for planned capital expenditures at El Peñón, which includes approximately $13 million in mine development primarily towards the Dorada structure to prepare it for production by mid-2006.

Exploration is the heart of Meridian’s growth strategy and will continue to be an important focus next year. We plan to spend approximately $20 million next year to fund these efforts, building upon the success we enjoyed in 2004. It is expected that half of this budget will be dedicated to reserve and resource expansion at the Company’s current projects. The remainder is allocated to our growing pipeline of projects, aimed towards acquisitions and grassroots exploration, initiated in North and South America. Pursuant to our policy, all of these exploration costs are expensed.

Should we decide to develop other exploration and development properties, additional capital may be required. We believe that these capital requirements may be funded by existing operations, current cash and short-term and long-term investments and if necessary by borrowing from third parties; however, no assurance can be given that such borrowings will be available at terms and conditions acceptable to Meridian Gold, if at all.

Changes in Accounting Policies
Asset Retirement Obligations

Effective January 1, 2004, Meridian Gold adopted the CICA’s new handbook section 3110, Asset Retirement Obligations (“HB 3110”) which applies to legal obligations associated with the retirement of a long-lived asset that results from the acquisition, construction, development and/or the normal operation of a long-lived asset. Meridian Gold believes its mineral properties and reclamation obligations are subject to the provisions of HB 3110.

Under HB 3110, the Company is required to recognize the fair value of a liability for an asset retirement obligation in the period in which it incurs a legal obligation, if a reasonable estimate of fair value can be made. HB 3110 requires the estimated future cash settlement of an asset retirement obligation to be discounted in arriving at the liability reported in the current period. Upon initial recognition of the liability, the asset retirement obligation is capitalized as part of the carrying amount of the associated long-lived asset and a liability is recorded. This asset retirement cost will be depreciated over the life of the related asset using the unit-of-production method. The liability is accreted, through operating expense, over a period ending when the liability is finally settled in cash, subject to annual adjustments for changes in estimates. Meridian Gold has retroactively applied this change in accounting policy and restated the prior years consolidated financial statements. The effect of this change is detailed in note 2 to the interim consolidated financial statements.

Stock Based Compensation

Effective January 1, 2002, Meridian Gold elected to use the settlement method of accounting for stock options granted to directors and employees, and disclose the pro forma effect of accounting for these awards under the fair value method. Under the settlement method, no compensation expense was recognized in the Company’s consolidated statements of operations for options granted during each of the years ended December 31, 2002 and 2003 because the exercise price of employee stock options was the market price on the day granted. Effective January 1, 2004, Meridian Gold changed the method of application of its stock-based compensation accounting policy to measure stock options granted to directors and employees at fair value and recognize the compensation expense over the vesting period, with a corresponding credit to additional paid-in capital.

Prior to January 1, 2002, no compensation expense was recorded for the Company’s stock option plans when the options were granted. Any consideration paid by employees or directors on exercise of stock options was credited to share capital.

This change in accounting for stock-based compensation has been applied retroactively without restatement of prior periods, with the cumulative effect of this change of $0.9 million being reported separately in the consolidated statements of retained earnings as an adjustment to opening retained earnings at January 1, 2004. The effect of this change is disclosed in note 2 to the interim consolidated financial statements.

Impairment of Long-Lived Assets
Effective January 1, 2004, the Company adopted the Canadian Institute of Chartered Accountants Handbook section 3063, “Impairment of Long-Lived Assets” (“HB 3063”). HB 3063 requires the Company to assess the impairment of long-lived assets, which consist primarily of mineral property, plant and equipment, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The adoption of HB 3063 did not result in any changes to the Company’s financial statements.

Summary of Quarterly Results
(Unaudited and expressed in millions of US dollars, except per share data)

	2004				2003
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$32.8	$32.9	$31.5	$29.9	$30.4	$29.8	$36.5	$35.9
Net earnings (1)	7.5	9.6	9.7	9.8	10.3	6.1	9.5	8.5
Basic earnings per share (2)	$0.08	$0.10	$0.10	$0.10	$0.10	$0.06	$0.10	$0.09
Diluted earnings per share	0.07	0.10	0.10	0.10	0.10	0.06	0.10	0.08

(1)	Income before discontinued operations and extraordinary items is equal to net income

(2)	Quarterly amounts do not sum to full year amounts due to rounding

Non-GAAP Financial Reporting Measures
To the extent non-GAAP financial measures are used, the Company has defined these non-GAAP financial measures and explained how such measures are calculated under the heading “non-GAAP measures” in Appendix “A” following the notes to the interim consolidated financial statements.

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995:
Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities legislation. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or other future events, including forecast production, earnings and cash flows, to be materially different from any future results, performances or achievements or other events expressly or implicitly predicted by such forward-looking statements. Such risks, uncertainties and other factors include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, uncertainty of title to properties, risk associated with foreign operations, environmental risks and hazards, proposed legislation affecting the mining industry, litigation, governmental regulation of the mining industry, properties without known reserves, uncertainty as to calculations of reserves, mineral deposits and grades, requirement of additional financing, uninsured risks, risk of hedging strategies, competition, and dependence on key management personnel. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

About the Company
Meridian Gold is a different kind of gold company because we focus on profitability and the quality of the ounces we produce, not the quantity of ounces produced. The quality of these ounces is measured by the value we deliver to all stakeholders in the process, including our shareholders, our employees and the communities and environment in which we live and operate. Meridian Gold’s approximately 99 million common shares are traded on the Toronto Stock Exchange (MNG) and the New York Stock Exchange (MDG).

4th Quarter Conference Call
 Meridian Gold is hosting a simultaneous live webcast of its conference call on Thursday, February 24, 2005, at 9:00 a.m. ET through Thomson/CCBN. If you would like to listen to our conference call on the web, go to the Company’s home page at www.meridiangold.com and click on the link under Calendar of Events. There will be a slide show available in conjunction with the call, which will also be available for viewing on the Meridian Gold website. You will need to have Windows Media Player installed on your computer and you will also be required to complete a registration page in order to log on to the webcast. For those whose schedules do not permit participation during the call, or for those who would like to hear the discussion again, a replay will be available for one week following the call by dialing toll-free (888) 286-8010 or international (617) 801-6888 (passcode # 36690028). The webcast will be available for 3 months on Meridian Gold’s website.

For further information, please visit our website at www.meridiangold.com, or contact:

Deborah Liston	Tel: (800) 572-4519
Investor Relations	Fax: (775) 850-3733
Meridian Gold Inc.	E-mail: investorrelations@meridiangold.com

Meridian Gold Inc.
Operating Data
(Unaudited and dollar amounts expressed in U.S. currency)

	Three Months Ended		Twelve Months Ended
	December 31		December 31
		2003		2003
	2004	Restated(1)	2004	Restated(1)

El Peñón Mine
Gold production (ounces)	77,169	77,519	314,081	320,998
Silver production (ounces)	1,188,594	1,075,647	4,812,160	4,283,444
Tonnes ore mined (thousands)	207	207	784	748
Mill tonnes processed (thousands)	218	189	837	704
Avg. mill gold ore grade (grams/tonne)	11.4	13.2	12.1	14.7
Avg. mill silver ore grade (grams/tonne)	183	191	194	205
Mill gold recovery	97%	97%	97%	97%
Mill silver recovery	92%	93%	92%	93%
Cash cost of production per gold ounce	$56	$63	$50	$54
Total production cost per gold ounce	$122	$119	$105	$109
Jerritt Canyon Joint Venture (sold in June 2003)
Gold ounces produced (Meridian Gold’s 30% share)	—	—	—	45,604
Tonnes ore mined (100%, thousands)	—	—	—	512
Mill tonnes processed (100%, thousands)	—	—	—	662
Avg. mill ore grade (grams/tonne)	—	—	—	8.1
Mill recovery	—	—	—	88%
Cash cost of production per gold ounce	—	—	—	$278
Total production cost per gold ounce	—	—	—	$350
Beartrack Mine
Gold production — heap leach (ounces)	106	543	525	4,049
Company Totals
Ounces of gold produced	77,275	78,062	314,606	370,651
Ounces of gold sold	76,995	78,086	314,393	370,999
Avg. realized gold price per ounce	$435	$399	$412	$367
Avg. realized silver price per ounce	$6.54	$5.27	$5.89	$4.87
Cash cost of production per gold ounce	$56	$63	$50	$82
Total cost of production per gold ounce	$122	$119	$105	$139

Average realized gold prices are revenues divided by gold ounces sold
Cash cost and total cost per gold ounce are net of silver by-product credits.

Key Business Indicators - Q4 2004 (in millions of US$)		Capital Expenditures	Depreciation	Reclamation

El Peñón		$4.3	$5.0	$—
Esquel		0.3	0.1	—
Corporate		0.1	0.1	—
Other		0.4	—	0.1

Total		$5.1	$5.2	$0.1

Operating Cost Detail - Q4 2004 ($/tonne ore)	Underground	Open pit	Process	G&A

El Peñón	$38.96	$25.26	$11.48	$7.31

(1)	During 2004, the Company retroactively changed its method of accounting for asset retirement obligations as required under Canadian general accepted accounting principles and has considered the effect of this change on its total cost of production calculations for 2003.

Meridian Gold Inc.
Interim Consolidated Balance Sheets
(Unaudited and expressed in millions of US dollars)

	December 31	December 31
	2004	2003
		As Restated
		(Note 2)
Assets
Current assets
Cash and short-term investments	$217.8	$168.3
Restricted cash	13.9	13.9
Trade and other receivables	2.3	4.8
Inventory	5.4	6.8
Deferred taxes — current	0.4	0.4
Other current assets	2.1	5.1

Total current assets	241.9	199.3

Mineral property, plant and equipment, net	628.8	635.9
Deferred taxes — long-term	9.3	8.2
Other assets	12.1	9.5

Total assets	$892.1	$852.9

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable, trade and other	$8.1	$6.1
Accrued and other liabilities	18.5	22.0

Total current liabilities	26.6	28.1

Other long-term liabilities	42.3	31.7
Deferred tax liability	188.3	194.5
Minority interest	1.0	1.0
Shareholders’ equity (note 6)	633.9	597.6

Total liabilities and shareholders’ equity	$892.1	$852.9

See accompanying notes to interim consolidated financial statements.

Meridian Gold Inc.
Interim Consolidated Statements of Operations
(Unaudited and expressed in millions of US dollars, except per share data)

	Three months ended		Twelve months ended
	December 31		December 31
	2004	2003	2004	2003
		As Restated		As Restated
		(Note 2)		(Note 2)
Revenue	$32.8	$30.4	$127.1	$132.6

Costs and expenses
Cost of sales	4.5	5.2	16.1	30.5
Depreciation, depletion and amortization	5.2	4.6	18.1	22.1
Exploration	4.6	4.7	19.5	16.0
Selling, general and administrative	2.7	2.6	10.4	9.8
Other	0.3	0.9	—	0.6

	17.3	18.0	64.1	79.0

Earnings from operations	15.5	12.4	63.0	53.6

Interest income	0.8	0.3	2.6	1.4
Other income (expense) (notes 4 and 5)	(2.9)	2.7	(2.0)	4.3

Earnings before income taxes	13.4	15.4	63.6	59.3

Income taxes	(5.9)	(5.1)	(27.0)	(24.9)

Net earnings	$7.5	$10.3	$36.6	$34.4

Basic earnings per share	$0.08	$0.10	$0.37	$0.35

Diluted earnings per share	$0.07	$0.10	$0.37	$0.34

Basic weighted average shares outstanding (in 000’s)	99.5	99.2	99.3	99.1

Diluted weighted average shares outstanding (in 000’s)	100.3	100.0	100.0	99.9

See accompanying notes to interim consolidated financial statements.

Meridian Gold Inc.
Interim Consolidated Statements of Retained Earnings
(Unaudited and expressed in millions of US dollars)

	Three months ended		Twelve months
	December 31		December 31
	2004	2003	2004	2003
		As Restated		As Restated
		(Note 2)		(Note 2)

Balance at beginning of period as previously reported	$172.5	$134.6	$145.0	$108.2
Adjustments on adoption of new accounting standards (note 2(c))	—	(0.6)	(1.6)	1.7

Balance at beginning of period as restated	172.5	134.0	143.4	109.9

Net earnings (note 2(c))	7.5	10.3	36.6	34.4

Balance at end of period	$180.0	$144.3	$180.0	$144.3

See accompanying notes to interim consolidated financial statements.

Meridian Gold Inc.
Interim Consolidated Statements of Cash Flows
(Unaudited and expressed in millions of US dollars)

	Three months ended		Twelve months ended
	December 31		December 31
	2004	2003	2004	2003
		As Restated		As Restated
Cash flow from operating activities		(Note 2)		(Note 2)
Net earnings	$7.5	$10.3	$36.6	$34.4
Non-cash items:
Provision for depreciation, depletion and amortization	5.2	4.6	18.1	22.1
Gain on sale of assets, net	(0.4)	(2.7)	(1.3)	(4.3)
Accretion of asset retirement obligations	0.1	0.2	0.4	0.8
Stock-based compensation	0.7	0.3	2.3	1.4
Provision for pension costs	0.2	0.2	0.5	0.3
Income taxes	1.8	2.1	11.4	13.7
Deferred revenue	(0.3)	(0.5)	(1.2)	(1.9)

	14.8	14.5	66.8	66.5
Changes in non-cash working capital and other accounts:
Trade and other receivables	3.7	7.7	2.5	(2.7)
Inventory	0.4	(1.0)	1.4	(1.8)
Other current assets	(0.5)	0.6	3.1	1.4
Other assets	(1.1)	(3.6)	1.5	(3.1)
Accounts payable, trade and other	(1.4)	0.2	2.0	—
Accrued and other liabilities	1.0	7.2	(0.8)	8.9
Other long-term liabilities	1.3	0.6	1.1	(0.1)
Reclamation expenditures	(2.2)	(1.5)	(7.1)	(6.2)
Pension contributions	—	—	(0.6)	(0.3)

	16.0	24.7	69.9	62.6

Cash flow from (used in) investing activities
Capital expenditures	(5.1)	(3.0)	(17.7)	(21.3)
Proceeds from sale of assets	0.7	3.5	1.7	4.2
Short-term investments	(114.7)	—	(114.7)	—
Long-term investments	(6.4)	—	(6.4)	—

	(125.5)	0.5	(137.1)	(17.1)

Cash flow from financing activities
Proceeds from issuance of share capital	1.8	0.2	2.0	0.9

	1.8	0.2	2.0	0.9

Increase (decrease) in cash and cash equivalents	(107.7)	25.4	(65.2)	46.4
Cash and cash equivalents, beginning of period	210.8	142.9	168.3	121.9

Cash and cash equivalents, end of period	$103.1	$168.3	$103.1	$168.3

Cash and cash equivalents	$103.1	$168.3	$103.1	$168.3
Short-term investments	114.7	—	114.7	—

Cash and short-term investments	$217.8	$168.3	$217.8	$168.3

Cash paid for income taxes	$4.7	$0.3	$14.9	$2.7
Cash paid for interest	$—	$—	$—	$—

See accompanying notes to interim consolidated financial statements.

Meridian Gold Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
Three months and twelve months ended December 31, 2004

1. Basis of Presentation

These unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“GAAP”). The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements, except as disclosed in note 2. The accompanying unaudited interim consolidated financial statements do not include all information and note disclosures required by Canadian GAAP for annual financial statements, and therefore should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2003 and 2004.

2. Changes in Accounting Policies

     (a) Asset retirement obligations

On January 1, 2004, the Company retroactively adopted the new recommendations of Canadian Institute of Chartered Accountants (“CICA”) handbook section 3110, Asset Retirement Obligations. Under this standard, expected future costs for asset retirement have been recognized and recorded as a liability at fair value. The fair value of the asset retirement obligations was calculated using the estimated total undiscounted cash flows required to settle the obligations of $19.6 million, expected timing of cash flow payments required to settle the obligations, credit-adjusted risk-free discount rate of 3.6% and an inflation rate of 2.5%. The effect of the change in the method of accounting for asset retirement obligations has resulted in a net increase in mineral property, plant and equipment of $0.6 million, an increase in other current assets of $0.4 million, an increase in reclamation liability of $1.6 million, an increase in deferred taxes — long-term of $0.1 million and a decrease in retained earnings of $0.7 million as of December 31, 2003 (note 2(c)).

The continuity of the reclamation liability for the three and twelve months ended December 31 would be as follows:

	Three months ended December 31,		Twelve months ended December 31,
(in millions of US dollars)	2004	2003	2004	2003

Balance, beginning of period	$13.9	$19.5	$18.5	$31.6
Accretion	0.1	0.1	0.4	0.8
Expenditures	(2.2)	(1.1)	(7.1)	(6.2)
Sale of Jerritt Canyon Joint Venture	—	—	—	(7.7)

Balance, end of period	$11.8	$18.5	$11.8	$18.5

     (b) Stock-based compensation

Effective January 1, 2002, the Company elected to use the settlement method of accounting for stock options granted to directors and employees under the Share Incentive Plan as allowed under the CICA standard for stock-based compensation. Effective January 1, 2004, the Company changed the method of application of its stock-based compensation accounting policy so as to measure stock options granted to directors and employees at fair value and recognize the compensation expense over the vesting period, with a corresponding credit to additional paid-in capital, as required under the amendments to CICA handbook section 3870, Stock-based Compensation and Other Stock-based Payments. This change has been applied retroactively without restatement of prior periods. The effect of the change in the method of accounting for stock-based compensation has resulted in a decrease of $0.9 million in retained earnings and an increase of $0.9 million in additional paid-in capital as of January 1, 2004.

Restricted stock granted on or after January 1, 2000 and stock options granted to non-employees on or after January 1, 2002 under the Company’s stock option plan are accounted for under the fair value method.

   (c) Prior period restatements

The following is a summary of the effect on retained earnings and net earnings resulting from the change in accounting policies:

	Three months ended December 31,		Twelve months ended December 31,
(in millions of US dollars)	2004	2003	2004	2003

Retained earnings at beginning of period, as previously reported	$172.5	$134.6	$145.0	$108.2
Asset retirement obligations (note 2(a))	—	(0.6)	(0.7)	1.7

Retained earnings at beginning of period, as retroactively restated	172.5	134.0	144.3	109.9
Stock-based compensation (note 2(b))	—	—	(0.9)	—

Retained earnings at beginning of period, as restated	$172.5	$134.0	$143.4	$109.9

		Twelve months
	Three months ended	ended
	December 31,	December 31,
(in millions of US dollars)	2003	2003

Net earnings, as previously reported	$10.4	$36.8
Asset retirement obligations (Note 2(a))	(0.1)	(2.4)

Net earnings, as restated	$10.3	$34.4

     (d) Impairment of long-lived assets

Effective January 1, 2004, the Company adopted the Canadian Institute of Chartered Accountants Handbook section 3063, “Impairment of Long-Lived Assets” (“HB 3063”). HB 3063 requires the Company to assess the impairment of long-lived assets, which consist primarily of mineral property, plant and equipment, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The adoption of HB 3063 did not result in any changes to the Company’s financial statements.

3.	Property Valuation

At each reporting period, the Company reviews the carrying value of its mineral properties in accordance with Canadian GAAP. The reviews include an analysis of the expected future cash flows to be generated by the project to determine if such cash flows exceed the project’s current carrying value. The determination of future cash flows is dependent on a number of factors, including future prices for gold, the amount of reserves, the cost of bringing the project into production, production schedules, and estimates of production costs. For non-producing properties, the reviews are based on whether factors that may indicate the need for a write-down are present at each location. Additionally, the reviews take into account factors such as political, social, legal and environmental regulations. These factors may change due to changing economic conditions or the accuracy of certain assumptions. The Company used its best effort to fully understand all of the aforementioned to make an informed decision based upon historical and current facts surrounding the projects. Based on this review, management determined an impairment was not necessary as of December 31, 2004.

4.	Forward Contracts

To mitigate the risk associated with the gold and silver markets and to secure the loan with Standard Bank of London (which loan was subsequently repaid), the Company previously entered into gold and silver forward contracts. The Company closed out all of its gold forward contracts during 1999. However, under applicable accounting standards, the Company was required to defer recognition of the gains related to closing out these contracts in its financial statements until the original expiry date of the contracts. During the three months and twelve months ended December 31, 2004, the Company recognized $0.3 million and $1.2 million respectively, of the deferred revenue on expiring gold forward contracts in the accompanying Interim Consolidated Statements of Operations.

At December 31, 2003, the Company had remaining forward sales commitments for 2,000,000 ounces of silver at an average price of $5.34 per ounce for delivery during 2004 associated with the former Standard Bank loan. The Company settled the remaining commitment of 329,027 ounces in the fourth quarter of 2004.

In 2003, with the sharp rise in silver price, the Company entered into additional silver contracts for delivery during 2004. At December 31, 2003, the Company had remaining a commitment of 2,200,000 ounces of silver relating to these contracts at an average price of $5.05 per ounce for delivery during 2004. The Company financially settled the remaining commitment of 1,671,499 ounces in the fourth quarter of 2004 and recorded a loss of $3.3 million. As at December 31, 2004, the Company is unhedged in gold and silver.

5.	Jerritt Canyon

The Company completed the sale of its 30% interest in the Jerritt Canyon Joint Venture (“JCJV”) property to Queenstake Resources USA Inc. (“Queenstake”), as of June 30, 2003 for $450,000 cash, 9.6 million common shares of Queenstake’s parent company, Queenstake Resources Ltd., at a quoted market price of CDN $0.28 per share, a production receivable for $1.8 million and a future net smelter returns royalty not valued at the time of sale. Earnings from the Company’s 30% interest in the JCJV for the three and twelve months ended December 31, 2003 and its impact on reported earnings before income taxes are as follows:

	For the three months ended			For the twelve months ended
	December 31, 2003			December 31,2003
	Consolidated			Consolidated
	As Restated		As Restated	As Restated		As Restated
(in millions of US dollars)	(note 2)	JCJV	less JCJV	(note 2)	JCJV	less JCJV
Revenue	$30.4	$—	$30.4	$132.6	$15.8	$116.8
Total costs and expenses	(18.0)	0.1	(18.1)	(79.0)	(10.5)	(68.5)
Interest income, net	0.3	—	0.3	1.4	—	1.4
Gain (loss) on sale of assets	2.7	2.7	—	4.3	4.9	(0.6)
Earnings before income taxes	$15.4	$2.8	$12.6	$59.3	$10.2	$49.1

During the third quarter of 2004, the Company received from Queenstake $1.8 million as payment for the production receivable and $0.9 million for the buy-out of the net smelter returns royalty, with the later being recognized as a gain.

6.	Share Capital

     (a) Shareholders’ equity

	December 31,	December 31,
(in millions of US dollars)	2004	2003
		As Restated
		(Note 2)
Share capital	$385.8	$382.7
Additional paid-in capital	5.8	3.6
Retained earnings	180.0	144.3
Cumulative translation adjustment	62.3	67.0

Total shareholders’ equity	$633.9	$597.6

     (b) Outstanding share data

As of December 31, 2004, there were 99,629,827 (December 31, 2003 — 99,193,848) common shares outstanding and there were 1,932,151 stock options outstanding issued to directors and employees with exercise prices ranging between US$ 2.25 and US$18.58 per option, of which 1,284,982 were exercisable at with expiry dates between July 2006 and October 2013. There were no additional common shares issued between December 31, 2004 and the date of this report.

(c) Stock options and restricted shares

During 2002 and 2003, the Company accounted for stock options granted to employees and directors of the Company under the settlement method and accounted for restricted shares and stock options granted to non-employees under the fair value method. Had the Company reported compensation costs as determined by the fair value method of accounting for stock option grants to employees and directors, the pro forma net earnings and net earnings per common share would have been the pro forma amounts indicated in the following table:

	Three months ended	Twelve months ended
(in millions of US dollars except per share data)	December 31, 2003	December 31, 2003

Net earnings, as restated (note 2)	$10.3	$34.4
Stock-based compensation	(0.4)	(0.7)

Net earnings – pro forma	$9.9	$33.7

Net earnings per share – as reported – basic (restated – note 2)	$0.10	$0.35
Net earnings per share – as reported – diluted (restated – note 2)	0.10	0.34
Net earnings per share – pro forma – basic	0.10	0.34
Net earnings per share – pro forma – diluted	0.10	0.34

The stock option and restricted share activity for the three and twelve months ended December 31 is illustrated in the table below:

	Three months ended December 31
	2004		2003
		Weighted		Weighted
	Number of	Average	Number of	Average
	Options	Exercise Price	Options	Exercise Price
Stock options outstanding at beginning of period	2,070,694	$8.50	1,950,503	$7.61
Granted	81,400	17.68	2,500	12.50
Exercised	(215,851)	4.88	(36,969)	6.02
Expired and/or canceled	(4,092)	16.16	(27,400)	13.13

Stock options outstanding at end of period	1,932,151	$9.28	1,888,634	$7.57

Exercisable stock options	1,284,982	$7.28	1,478,070	$6.17
Stock options vest in equal annual amounts over 1 to 3 years and have terms of 10 years.

Restricted shares granted	—	—	—	—

Restricted shares vest one-third per year over 3 years

	Twelve months ended December 31
	2004		2003
		Weighted		Weighted
	Number of	Average	Number of	Average
	Options	Exercise Price	Options	Exercise Price
Stock options outstanding at beginning of period	1,888,634	$7.57	1,852,766	$6.86
Granted	454,537	13.19	228,139	12.39
Exercised	(386,244)	5.27	(150,437)	6.15
Expired and/or canceled	(24,776)	12.92	(41,834)	12.59

Stock options outstanding at end of period	1,932,151	$9.28	1,888,634	$7.57

Exercisable stock options	1,284,982	$7.28	1,478,070	$6.17
Stock options vest in equal annual amounts over 1 to 3 years and have terms of 10 years.

Restricted shares granted	49,735	$13.04	80,569	$12.66

Restricted shares vest one-third per year over 3 years

The weighted average fair value per option of stock options granted during the three months ended December 31, 2004 was $9.38 and during the twelve months ended December 31, 2004 was $6.98. The fair value of stock options granted was calculated using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2003 and 2004, respectively; dividend yield 0% for all years, expected volatility of 63.0 and 59.3 percent, risk free interest rates of 1.5 and 3.5 percent, and expected lives of 4.3 and 5 years.

7.	Employee future benefits

As a result of the amended recommendations of CICA handbook section 3461, Employee Future Benefits (“HB 3461”), the Company has included additional disclosures about pension plans and other employee future benefit plans in this note. The amendments do not change any recognition or measurement requirements currently in HB 3461. The total net defined benefit expense is $0.4 million and $0.5 million for the three and twelve months ended December 31, 2004 respectively.

Appendix “A”

Non-GAAP Measures
Meridian Gold has included measures in this document called “total cash costs”. Cash costs are determined according to the Gold Institute Standard and consist of site costs for all mining (except deferred mining and deferred stripping costs), processing, administration, resource taxes, royalties, and silver by-product credits, but do not include capital, exploration, depreciation and financing costs. Total cash costs per ounce are total cash costs divided by gold ounces produced.

The Company believes that in addition to conventional measures, prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), certain investors use this information to evaluate the Company’s performance and its ability to generate cash flow. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and, therefore, may not to be comparable to similar measures presented by other companies. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The calculation for these non-GAAP measures is explained below.

(Unaudited and in millions of US dollars, except for Gold Production Ounces and Cash Costs per Ounce)

	Three months ended		Twelve months ended
	December 31			December 31
	2004	2003	2004	2003

Cost of sales	$4.5	$5.2	$16.1	$30.5
Other	(0.1)	(0.3)	(0.4)	(0.6)

Total cash costs	4.4	4.9	15.7	29.9
Gold production in ounces from active properties	77,169	77,519	314,081	366,602

Total cash costs per ounce	$56	$63	$50	$82